UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3) 1

DTF Tax-Free Income Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23334J107

(CUSIP Number)

Daniel L. Lippincott, CFA, Chief Investment Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23334J107	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,011,212 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 2,011,212 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,212 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.61%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 23334J107	13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON Arthur Charles Regan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 23334J107	13D	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON Daniel C. Robeson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 23334J107	13D	Page 5 of 8 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 3 relates are owned directly by the accounts managed by Karpus;

(ii) Arthur Charles Regan and Daniel C. Robeson, as nominees to the Board of Directors of the Issuer (the "Board"). Immediately following the filing of this Amendment No. 3 to the Schedule 13D, shall cease to be Reporting Persons.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as filed with Amendment No.1 to the Schedule 13D on  October 6, 2020. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 2,011,212 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 28.61% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 2,011,212 Shares beneficially owned by Karpus is approximately $28,448,262, excluding brokerage commissions. The Shares purchased by Karpus were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

Item 4.	Purpose of Transaction.

On November 23, 2020, the Issuer entered into a Standstill Agreement with Karpus (the "Agreement"), pursuant to which the Issuer announced a tender offer for up to 17.5% of the Issuer's outstanding common stock at a price equal to 98% of the net asset value at the closing of trading on the date the tender offer expires (the "Tender Offer"). Karpus has withdrawn its nomination of Arthur Charles Regan and Daniel C. Robeson to the Board of Directors pursuant to the Agreement, as well as the two shareholder proposals it had previously submitted.

CUSIP No. 23334J107	13D	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,029,566 Shares outstanding, which is the total number of Shares outstanding as of January 8, 2021, based on the 8,520,685 common shares outstanding as of October 31, 2020, as reported in the Issuer’s Form N-CSR, filed with the Securities and Exchange Commission on December 29, 2020, less the 1,491,119 common shares purchased from tendering shareholders, as reported in the Issuer’s Schedule TO filed with the Securities and Exchange Commission on January 8, 2021.

A.	Karpus

(a)	As of the close of business on January 8, 2021, Karpus beneficially owned the 2,011,212 Shares held in the Accounts.

  Percentage:   Approximately 28.61%

(b)	1. Sole power to vote or direct vote: 2,011,212
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,011,212
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares by Karpus since the filing of the Schedule 13D, Amendment No. 2 on November 23, 2020 are set forth in Schedule B and incorporated herein by reference.

B.	Arthur Charles Regan

(a)	As of the close of business on January 8, 2021, Arthur Charles Regan didn't beneficially own any Shares of the Issuer.

  Percentage:  0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares since the filing of the Schedule 13D, Amendment No. 2 on November 23, 2020.

C.	Daniel C. Robeson

(a)	As of the close of business on January 8, 2021, Daniel C. Robeson didn't beneficially own any Shares of the Issuer.

  Percentage:  0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Robeson has not entered into any transactions in the Shares since the filing of the Schedule 13D, Amendment No. 2 on November 23, 2020.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 23334J107	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: January 11, 2021	By:	/s/ Daniel L. Lippincott, CFA
Name: Daniel L. Lippincott, CFA Title: Senior Tax-Sensitive Manager and Director of Investment Personnel

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Daniel C. Robeson
DANIEL C. ROBESON

CUSIP No. 23334J107	13D	Page 8 of 8 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	240 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	6,360 Shares
Thomas M. Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Jodi L. Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
David D’Ambrosio	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Marijoyce Ryan	Vice President of Fiduciary Services	183 Sully’s Trail, Pittsford, New York 14534	1,500 Shares
Thomas Wayne Griffin	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares
Carlos Manuel Yuste	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares

SCHEDULE B

Transactions in the Shares since the filing of the Schedule 13D, Amendment No. 2 on November 23, 2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(16,019)	$14.84	12/8/2020
Sale of Common Stock	(902)	$14.83	12/9/2020
Sale of Common Stock	(2,679)	$14.82	12/15/2020
Sale of Common Stock	(200)	$14.72	12/18/2020
Sale of Common Stock	(8,500)	$14.69	12/28/2020